UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________________________

FORM 11-K

_____________________________________

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED December 31, 2025

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

Commission File Number: 001-40935

_____________________________________

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

HELIOS TECHNOLOGIES, INC. 401(K) RETIREMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

HELIOS TECHNOLOGIES, INC.

7456 16th St E

SARASOTA, FLORIDA 34243

HELIOS TECHNOLOGIES, INC. 401(K) RETIREMENT PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2025 AND 2024

CONTENTS

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements
Statements of Net Assets Available for Benefits as of December 31, 2025 and 2024	2
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2025	3
Notes to the Financial Statements	4

Supplemental Schedules
Schedule of Delinquent Participant Contributions for the Year Ended December 31, 2025	12
Schedule of Assets (Held at End of Year) as of December 31, 2025	13

Signature	14

Exhibit
Exhibit 23.1 - Consent of Independent Registered Public Accounting Firm

All other schedules are omitted as they are not applicable or not required based on disclosure requirements of the Employee Retirement Income Security Act of 1974 and regulations issued by the Department of Labor.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator and Plan Participants

Helios Technologies, Inc. 401(k) Retirement Plan

Opinion on the financial statements

We have audited the accompanying statements of net assets available for benefits of Helios Technologies, Inc. 401(k) Retirement Plan (the “Plan”) as of December 31, 2025 and 2024, the related statement of changes in net assets available for benefits for the year ended December 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the year ended December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental information

The supplemental schedules of delinquent participant contributions for the year ended December 31, 2025 and assets (held at end of year) as of December 31, 2025 (“supplemental information”) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

GRANT THORNTON LLP (signed manually)

We have served as the Plan’s auditor since 2016.

Boston, Massachusetts

June 23, 2026

HELIOS TECHNOLOGIES, INC. 401(K) RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2025	2024
Assets
Noninterest-bearing cash	$177	$2,399
Investments, at fair value	178,234,529	155,786,427
Receivables:
Employer contribution	264,864	1,066,821
Participant contribution	236,484	—
Notes receivable from participants including interest	2,704,762	2,564,440
Total receivables	3,206,110	3,631,261
Net assets available for benefits	$181,440,816	$159,420,087

The accompanying Notes to the Financial Statements are an integral part of these financial statements.

HELIOS TECHNOLOGIES, INC. 401(K) RETIREMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2025

Additions:
Investment income:
Net appreciation in fair value of investments	$19,064,183
Interest and dividends	5,737,273
Net investment income	24,801,456
Contributions:
Employer	4,760,190
Participant	7,380,953
Rollovers	2,231,830
Total contributions	14,372,973
Interest income on notes receivable from participants	238,043
Total additions	39,412,472

Deductions:
Benefits paid to participants	17,126,985
Administrative expenses	264,758
Total deductions	17,391,743

Net increase in net assets available for benefits	22,020,729

Total net increase in net assets available for benefits	22,020,729

Net assets available for benefits
Beginning of the year	159,420,087
End of the year	$181,440,816

The accompanying Notes to the Financial Statements are an integral part of these financial statements.

HELIOS TECHNOLOGIES, INC. 401(K) RETIREMENT PLAN

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2025 AND 2024

1. Description of Plan

The following description of the Helios Technologies, Inc. 401(k) Retirement Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement, as amended and restated, for a more complete description of the Plan’s provisions.

General

The Plan became effective on January 1, 1979. The Plan is a defined contribution 401(k) plan covering certain employees of its sponsor, Helios Technologies, Inc. (the “Corporation,” “Helios”, "Company" or “Employer”) and certain wholly owned subsidiaries including Enovation Controls, LLC (“Enovation”), Helios Center for Engineering Excellence, LLC (“HCEE”), and Helios Hydraulics Americas, LLC (“HHAM”). Employees are eligible to participate in the Plan effective on the first day of the calendar month coinciding with or following their hire date and are automatically enrolled in the Plan 30 days after their participation date. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

The Plan is administered by the Helios Technologies Employee Benefits Committee (the “Committee”) except in connection with the acquisition, retention or disposition of Corporation stock held by the Plan, with respect to which the Corporation's Board of Directors retains authority. The Committee is composed of five employees of the Corporation who are delegated administrative responsibility by the Corporation’s Board of Directors. Charles Schwab Trust Bank (the “Trustee”) is the current trustee for the Plan. Schwab Retirement Plan Services, Inc. provides the recordkeeping, accounting, and the telephone and internet exchange features of the Plan. Morgan Stanley’s Graystone Consulting serves as the Plan’s ERISA 3(21) investment advisor, providing non-discretionary investment guidance and fiduciary support to the Committee.

The sponsor company common stock fund is a share-based stock fund. At December 31, 2025, the fund held 127,978 shares of Helios Technologies, Inc. common stock (“Company Common Stock”) with a price of $53.49 per share as of such date. At December 31, 2024, the fund held 146,915 shares of Helios Technologies, Inc. common stock with a price of $44.64 per share as of such date.

Plan Amendments

Effective January 1, 2024, the employees of Sun and Faster were transferred to HHAM and Sun and Faster were removed as adopting employers of the Plan.

Effective January 1, 2024, pre-tax contributions, of up to 6% of HCEE, HHAM and Helios employee’s salary are matched by the Corporation at 100%. Prior to January 1, 2024, pre-tax contributions, of up to 6% of HCEE, HHAM and Helios employee’s salary (depending on length of service), were matched by the Corporation. Matching contributions were based on the years of service as listed in the following schedule:

Years of Service	% Match
Less than three years	3%
After three years	4%
After five years	5%
After seven or more years	6%

Effective January 1, 2024, pre-tax contributions, of up to 4.5% of Enovation and Balboa employee’s salary are matched by the Corporation at 100%. Prior to January 1, 2024, Enovation and Balboa employee salary contributions were matched at the employer’s discretion. In addition, a change in the vesting schedule was made for participants employed by Enovation and Balboa whose employment began on or later than January 1, 2024, as outlined below in the Vesting notes.

Effective January 1, 2025, the employees of Balboa were transferred to Enovation and Balboa was removed as an adopting employer of the Plan. As a result of this change, all adopting employers of the Plan have a consistent employer match schedule.

Effective January 1, 2025, all participants employed by Enovation are vested in all employer contributions based on years of services outlined in the Vesting notes.

Effective January 1, 2025, eligible employees are no longer able to make contributions to the Plan from compensation received as vacation payout, paid time off and sick time payout. Eligible employees are now able to make contributions to the Plan from compensation received as bonus compensation.

Effective February 1, 2025, all eligible employees hired by the Plan sponsor and any of its wholly owned subsidiaries that are covered under the Plan are automatically enrolled in the Plan at 3% of eligible compensation.

Contributions

Eligible employees of Enovation, HCEE, HHAM and Helios are automatically enrolled in the Plan at 3% of eligible compensation. Prior to February 1, 2025 eligible employees of Enovation were automatically enrolled in the Plan at 7% of eligible compensation. Employees can elect not to defer compensation or change their deferral rate at any time. Salary deferral contributions are made by participating employees through payroll deductions in amounts authorized by the employees. The Plan allows participants to make pre-tax contributions from 1% to 100% of their eligible compensation, not to exceed statutory limits.

The participant contributions and employer match for Enovation, HCEE, HHAM and Helios calculated for the last payroll of the calendar year totaled $501,348 and were funded in the subsequent year. Of this amount, participant contributions totaled $236,484 in 401(k) contributions, while employer match contributions totaled $264,864 for the year ended December 31, 2025. These amounts are presented as receivables as of December 31, 2025.

Additional contributions may be made by the Corporation on a discretionary basis. For the 2025 and 2024 plan years, no additional discretionary contributions were made.

Participants can also contribute amounts representing distributions from other qualified defined benefit or defined contribution retirement plans, as well as direct rollovers from individual retirement accounts or annuities.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, any employer contribution and an allocation of Plan earnings or losses. Allocations are based on the participant’s account balance. Participant accounts are charged with an allocation of administrative expenses that are paid by the Plan. Allocations are based on participant earnings, account balances, or specific participant transactions, as defined.

Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. All participants employed by Enovation, HCEE, HHAM, and Helios are vested in all employer contributions based on years of services in accordance with the table below.

Years of Service	Vesting %
Less than 1	—
1	20%
2	40%
3	60%
4	80%
5 or more	100%

Participants who were employed by Enovation and Balboa prior to January 1, 2025, were vested in all employer contributions based upon years of service defined in the Plan, as follows:

Years of Service	Vesting %
Less than 1	—
1	33%
2	67%
3 or more	100%

Payment of Benefits

If a participant ceases to be employed by the Corporation for any reason other than death or total and permanent disability, prior to satisfying the age and service requirements for early or normal retirement, the terminated participant may elect to receive lump-sum or periodic payments of the participant’s vested account balance. Withdrawals may be subject to tax withholdings and penalties.

Benefits may be paid upon death, disability, termination, retirement or upon reaching the normal retirement age. Benefits are paid to the participants or their beneficiaries, in lump-sum amounts or periodic payments. Under certain circumstances, hardship withdrawals are allowed from the Plan.

Investment Options

The participants, upon enrollment in the Plan, elect to invest their contributions, in 1% increments, in the investment options provided by the Plan. Discretionary contributions that are made by the Corporation in Company Common Stock can be divested by participants immediately upon receipt.

Notes Receivable From Participants

A participant may receive a loan based on the loan program set forth by the Plan. A participant can have a maximum of one general loan and one residential loan outstanding at any time. The minimum amount of a loan is $500 and the maximum amount of a loan, when added to the outstanding balance of other loans from the Plan, is generally the lesser of 1) 50% of the participant’s vested account balance or 2) $50,000 (reduced by the excess of the participants highest outstanding loan balance during the prior 1-year period over the outstanding loan balance as of the day the loan is made). The loans are collateralized by the balance in the participant’s account and bear interest at a reasonable rate, as defined by the Plan. Current loans bear interest at a rate of 3.25% - 10.50%. Notes receivable from participants are presented at the unpaid principal balance plus accrued interest. Interest income is recorded when earned. Principal and interest are paid through payroll deductions over a maximum of 5 years for general loans and 15 years for a loan used to purchase a participant’s principal residence.

Plan Expenses

Certain expenses of maintaining the Plan are paid by the Plan, unless otherwise paid by the Company. Expenses that are paid by the Company are excluded from these financial statements. Fees related to the administration of notes receivable from participants are charged directly to the participant's account and are included in administrative expenses. Investment related expenses are included in net appreciation of fair value of investments.

Forfeitures

At December 31, 2025 and 2024, forfeited nonvested accounts totaled $151,877 and $364,898, respectively. Forfeited account balances revert back to the Plan and are used to pay reasonable administrative expenses of the Plan and are used to reduce the employer’s matching contributions. Forfeitures in the amount of $92,759 were utilized during 2025 to pay Plan expenses and $412,504 were used to reduce the employers’ matching contributions.

2. Summary of Accounting Policies

Basis of Accounting

The accompanying financial statements are presented on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investments

The Plan’s investments are held by the Trustee. The Plan’s investments are stated at fair value. If available, quoted market prices are used to value investments. Investment income and gains and losses are allocated among participants on the basis of individual participant account balances. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year.

Payment of Benefits

Benefits are recorded when paid.

Net Appreciation (Depreciation) in Fair Value of Investments

The Plan presents, in the statement of changes in net assets available for benefits, net appreciation in fair value of investments consisting of realized gains (losses) and unrealized appreciation (depreciation) on those investments.

3. Fair Value Measurements

The Plan applies fair value accounting guidelines for all financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). Under these guidelines, fair value is defined as the price that would be received for the sale of an asset or paid to transfer a liability (i.e., an exit price) in an orderly transaction between market participants at the measurement date. The guidance establishes a three-tier fair value hierarchy which prioritizes the inputs used in measuring fair value as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the plan has the ability to access.

Level 2 - Inputs to the valuation methodology include:

•
Quoted prices for similar assets or liabilities in active markets;
•
Quoted prices for identical assets or liabilities in inactive markets;
•
Inputs other than quoted prices that are observable for the asset or liability;
•
Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 - Unobservable inputs that are supported by little, infrequent, or no market activity and reflect the Company’s own assumptions about inputs used in pricing the asset or liability.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The following is a description of the valuation methodologies used for the investments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy. There have been no changes in the methodologies used at December 31, 2025 and 2024.

Common stocks

The Corporation’s Common Stock and common stock of other companies held in self-directed brokerage accounts are stated at fair value as quoted by the market close price on a recognized securities exchange on the last business day of the Plan year and are classified as Level 1 of the valuation hierarchy.

Money market funds

Money market funds and money market funds held in self-directed brokerage accounts are valued at quoted prices in an active market, which represents the net asset values (“NAV”) of shares held by the Plan at year-end and are classified as Level 1 of the valuation hierarchy.

Mutual funds

Mutual funds and mutual funds held in self-directed brokerage accounts are valued at quoted prices in an active market, which represents the net asset values of shares held by the Plan at year-end and are classified as Level 1 of the valuation hierarchy.

Collective trust funds

Collective trust funds are valued at the NAV of the underlying assets owned by the fund, minus its liabilities and then divided by the number of units outstanding. The NAV is provided by the fund administrators and is used as a practical expedient to estimating fair value and therefore collective trust funds are not assigned to a level in the fair value hierarchy table. The collective trust funds provide for daily redemptions by the Plan at the reported net asset values per share, with no advance notice requirement. As of December 31, 2025 and 2024 there are no unfunded commitments.

As of December 31, 2025, the Plan’s investments measured at fair value on a recurring basis were as follows:

		Fair Value Measurements at December 31, 2025 Using
	Investments Measured at Fair Value at	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	12/31/2025	(Level 1)	(Level 2)	(Level 3)
Company Common Stock	$6,845,556	$6,845,556	$—	$—
Money market funds	497	497	—	—
Mutual funds	138,617,401	138,617,401	—	—
Self-directed brokerage accounts	13,786,948	13,786,948	—	—
Total assets in the fair value hierarchy	159,250,402	159,250,402	-	-
Collective trust funds measured at NAV	18,984,127
Total investments	$178,234,529

As of December 31, 2024, the Plan’s investments measured at fair value on a recurring basis were as follows:

		Fair Value Measurements at December 31, 2024 Using
	Investments Measured at Fair Value at	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	12/31/2024	(Level 1)	(Level 2)	(Level 3)
Company Common Stock	$6,558,301	$6,558,301	$—	$—
Money market funds	6,483,939	6,483,939	—	—
Mutual funds	116,398,624	116,398,624	—	—
Self-directed brokerage accounts	11,163,602	11,163,602	—	—
Total assets in the fair value hierarchy	140,604,466	140,604,466	-	-
Collective trust funds measured at NAV	15,181,961
Total investments	$155,786,427

4. Tax Status of the Plan

The Internal Revenue Service issued an opinion letter dated September 21, 2020, indicating that the prototype plan document adopted by the Plan, as then designed, was in compliance with applicable requirements of the Internal Revenue Code (“IRC”). Although the Plan has been amended from the original prototype plan document, Plan management believes that the Plan was operated in accordance with the IRC and, therefore, believe that the Plan is qualified, and the related trust is tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken uncertain tax positions that more-likely-than-not would not be sustained upon examination by applicable taxing authorities. The Plan is subject to routine audits by taxing jurisdictions. However, currently no audits for any tax periods are in progress.

5. Plan Termination

Although it has not expressed any intent to do so, the Corporation has the right under the Plan to amend or discontinue the Plan at any time and to terminate the Plan, subject to the terms of ERISA. In the event of Plan termination, the participants will become 100% vested in their accounts and net assets of the Plan will be distributed to the participants and beneficiaries of the Plan.

6. Related Party and Other Party-in-Interest Transactions

Certain Plan investments are shares of mutual funds, money market funds, self-directed brokerage accounts and collective trust funds managed by the Trustee, notes receivable from participants and shares of the Corporation’s common stock; and, therefore, these transactions qualify as party-in-interest transactions.

7. Nonexempt Party-In-Interest Transactions
For the year ended December 31, 2023, the Company identified late remittances of participant contributions of $34,441. The late remittances were funded to the Plan during the 2023 Plan year. The $34,441 amount included $3,330 that was corrected in accordance with the principles of the Department of Labor’s Voluntary Fiduciary Correction Program (VFCP) in March 2023. $20,241 contributions were corrected outside the VFCP in July 2024. The remaining $10,870 was corrected as of the year ended December 31, 2025.

8. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

9. Subsequent Events

There were no subsequent events and transactions for potential recognition or disclosure in the financial statements through June 23, 2026, the date the financial statements were issued.

SUPPLEMENTAL SCHEDULE

HELIOS TECHNOLOGIES, INC. 401(K) RETIREMENT PLAN

SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS

FOR THE YEAR ENDED December 31, 2025

Information furnished pursuant to item 4a, Part IV, Schedule H of Form 5500

Employer identification number: 59 2754337

Plan number: 001

	Total That Constitute Nonexempt Prohibited Transactions
Participant Contributions Transferred Late to Plan	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51

Check here if Late Participant Loan Repayments are included: X
2023 participant contributions transferred late to the Plan	$-	$10,870	$—	$—

See accompanying report of Independent Registered Public Accounting Firm

SUPPLEMENTAL SCHEDULE

HELIOS TECHNOLOGIES, INC. 401(K) RETIREMENT PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2025

Information furnished pursuant to item 4i, Schedule H of Form 5500

Employer identification number: 59 2754337

Plan number: 001

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Cost	Market value
*	Schwab Government Money Fund	Money Market Fund	#	497
	Delaware Small Cap Value I	Mutual Fund	#	358,262
	Fidelity International Index	Mutual Fund	#	3,269,286
	Hartford Schrod Emg Mkt Eq Sdr	Mutual Fund	#	1,603,184
	JP Morgan Core Bond I	Mutual Fund	#	3,278,760
	JP Morgan Large Cap Growth R6	Mutual Fund	#	11,511,820
	JP Morgan Mid Cap Value R6	Mutual Fund	#	878,245
*	Schwab Prime Adv Money Ultra	Mutual Fund	#	6,017,654
*	Schwab S&P 500 Index Fund	Mutual Fund	#	29,724,929
	T Rowe Price Overseas Stock	Mutual Fund	#	3,814,741
	T Rowe Qm Us Sm Cap Grth Eqty	Mutual Fund	#	910,936
	Vanguard Inflation Protect Adm	Mutual Fund	#	2,832,150
	Vanguard Target Retiremnt 2020	Mutual Fund	#	6,719,052
	Vanguard Target Retiremnt 2025	Mutual Fund	#	736,396
	Vanguard Target Retiremnt 2030	Mutual Fund	#	17,508,626
	Vanguard Target Retiremnt 2035	Mutual Fund	#	5,099,661
	Vanguard Target Retiremnt 2040	Mutual Fund	#	16,730,098
	Vanguard Target Retiremnt 2045	Mutual Fund	#	3,590,516
	Vanguard Target Retiremnt 2050	Mutual Fund	#	11,633,049
	Vanguard Target Retiremnt 2055	Mutual Fund	#	3,163,628
	Vanguard Target Retiremnt 2060	Mutual Fund	#	6,187,972
	Vanguard Target Retiremnt 2065	Mutual Fund	#	2,529,552
	Vanguard Target Retmt Income	Mutual Fund	#	518,884
	Bnym Mellon SL Mid Cap Stk Idx	Collective Trust Fund	#	4,437,151
	Bynm Mellon SL Sm Cap 600 Stk	Collective Trust Fund	#	3,347,665
	Janus Henderson Entermise MS	Collective Trust Fund	#	867,129
	Putnam LGCAP Value Trust Msg	Collective Trust Fund	#	3,604,768
	Putnam Stable Value 25 Bps	Collective Trust Fund	#	3,909,269
	State St US Bnd Indx Sl Cl XIV	Collective Trust Fund	#	2,818,145
*	Personal Choice Retirement Account	Self-Directed Brokerage Account	#	13,786,948
*	Helios Technologies Inc	Common Stock	#	6,845,556
*	Notes receivable from participants	Various maturity dates with interest rates ranging from 3.25%-10.50%	#	2,704,762
	Total			$180,939,291

* Represents a party-in-interest to the Plan.

# Investments are participant-directed and, therefore, cost information is not required.

See accompanying report of independent registered public accounting firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Helios Technologies, Inc. 401(k) Retirement Plan

June 23, 2026	By:	/s/ Jeremy Evans
Jeremy Evans
Executive Vice President, Chief Financial Officer
(Principal Financial and Accounting Officer)